Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ABBREVIATED NAME: GRINSHIP

Registered in Singapore with registration number 201731497H

JSE Share code: GSH

ISIN: SG9999019087

Primary listing on NASDAQ Global Select Market

Secondary listing on the JSE Main Board

Grindrod Shipping Holdings Ltd. (the “Company”): Beneficial interests in the ordinary shares of the Company

The Company has received notice from Sanlam Investment Management (Pty) Ltd that on 4 May 2021, as investment manager on behalf of its clients, it held beneficial interests in 989,465 ordinary shares in the Company, which represents 5.12% of the 19,310,024 ordinary shares in issue on 4 May 2021.

By order of the Board

6 May 2021

Sponsor: Grindrod Bank Limited